INDEX TO EXHIBITS


EXHIBIT NO.      DESCRIPTION OF EXHIBIT

(a)(9)           Press Release, dated September 29, 2000.




                  BankAtlantic Bancorp Announces Final Results
                         of Tender Offer for Debentures

         BankAtlantic Bancorp, Inc. (NYSE: BBX) announced today the final results of its previously announced tender offer for a portion of its outstanding 5.625% Convertible Subordinated Debentures due 2007. The tender offer was for up to $25 million in principal amount of the Debentures at a cash purchase price of $730 per $1,000 principal amount. The tender offer commenced August 30, 2000 and expired by its terms at 5:00 p.m. on September 28, 2000.

         The Company accepted for purchase the maximum $25 million aggregate principal amount of Debentures under the terms of the tender offer. Upon expiration of the tender offer, approximately $45 million aggregate principal amount of the Debentures had been validly tendered, and since this amount exceeded the $25 million principal amount tendered for by the Company, all tenders of the Debentures were prorated (at a ratio of approximately 56%) in accordance with the terms of the tender offer. The Company repurchased $25 million principal amount of the Debentures earlier this year pursuant to a tender offer which was completed in February 2000.

         After acquisition of the Debentures pursuant to the tender offer, $49 million in aggregate principal amount of the Debentures remained outstanding. The Debentures are traded on NASDAQ under the symbol "BANCH".

About BankAtlantic:

         BankAtlantic, one of the largest financial institutions based in Florida, currently operates 69 full-service branches in 18 Florida counties. BankAtlantic also operates an ATM network nearing 800 ATM machines in Florida, Georgia and Alabama, including convenient locations at Wal-Mart, Kmart, Carnival Cruise Lines, Royal Caribbean/Celebrity Cruises, Exxon, Amoco, Shell, Texaco and Mobil gas stations, and a variety of convenience stores, as well as Florida Atlantic University. For further information about BankAtlantic, please visit our website at: http://www.bankatlantic.com.

BankAtlantic Contact Info:

For investor  information,  please contact Leo Hinkley,  Investor Relations,  at
(954) 760-5317 or investorrelations@bankatlantic.com.

For  media  or  press   inquiries,   please   contact   Sharon  Lyn,   Corporate
Communications, at (954) 760- 5402 or slyn@bankatlantic.com.